July 27, 2015

VIA EDGAR

Coy Garrison

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Coy Garrison Staff Attorney

Re:	Global Partner Acquisition Corp. Registration Statement on Form S-1 Filed June 12, 2015, as amended File No. 333-204907

Dear Mr. Garrison:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several Underwriters, hereby joins in the request of Global Partner Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Wednesday, July 29, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 200 copies of the Preliminary Prospectus dated July 27, 2015 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
As Representative of the Several Underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Neil Abromavage
Name: Neil Abromavage
Title: Managing Director

By:	/s/ Eric Hackel
Name: Eric Hackel
Title: Managing Director